SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2(A)

(Amendment No. 1)*

Zoo Entertainment, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

98978F108

 (CUSIP Number)

Mark Seremet

c/o Zoo Entertainment, Inc.

3805 Edwards Road, Suite 605, Cincinnati, Ohio 45209

(513) 824-8297

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98978F108		SCHEDULE 13D
1	NAMES OF REPORTING PERSON Mark Seremet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 386,078 shares of Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 386,078 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,078 shares of Common Stock (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (1)(2)
14		TYPE OF REPORTING PERSON IN

(1)  Includes (i) 46,400 shares of Common Stock; (ii) immediately exercisable warrants to purchase 10 shares of Common Stock for a purchase price of $1,278 per share; (iii) immediately exercisable warrants to purchase 15 shares of Common Stock for a purchase price of $1,704 per share; (iv) fully vested and immediately exercisable non-qualified stock options to purchase up to 1,171 shares of Common Stock for a price of $912 per share; (v) fully vested and immediately exercisable non-qualified stock options to purchase up to 13 shares of Common Stock for a price of $1,548 per share; (vi) non-qualified stock options to purchase up to 833 shares of Common Stock for a purchase price of $180 per share that are vested and exercisable or will vest and become exercisable within the next 60 days; and (vii) non-qualified stock options to purchase up to 337,636 shares of Common Stock for a purchase price of $1.50 per share that are vested and exercisable or will vest and become exercisable within the next 60 days. Does not include (i) warrants to purchase up to 11,990 shares of Common Stock exercisable commencing January 15, 2012; and (ii) non-qualified stock options to purchase up to 417 shares of Common Stock for a purchase price of $180 per share that are not vested and not exercisable within the next 60 days.

 (2)  Based on a total of 7,739,739 shares of Common Stock outstanding, which includes (i) 6,801,553 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 11, 2011 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 16, 2011; and (ii) an additional aggregate of 938,186 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2011.

Item 1. Security and Issuer

           This Amendment No. 1 to Schedule 13D (this “Amendment”) to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 8, 2010 relates to the common stock, par value $0.001 per share (“Common Stock”), of Zoo Entertainment, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3805 Edwards Road, Suite 605, Cincinnati, Ohio 45209.

Item 2. Identity and Background

(a), (f)	This Schedule 13D is being filed by Mark Seremet, a citizen of the United States of America (the “Reporting Person”).

(b)	The business address of the Reporting Person is 3805 Edwards Road, Suite 605, Cincinnati, Ohio 45209.

(c)
The Reporting Person is the Executive Chairman of the Board of Directors and Secretary of the Issuer.  The principal business of the Issuer is to develop, publish and distribute digital interactive entertainment.

(d)	During the last five years, the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

           The Reporting Person used $25,000 of his personal funds to purchase an aggregate of 11,990 units at a purchase price of $2.085 per unit, each unit consisting of one share of Common Stock and a 2.5 years warrant to purchase one share of Common Stock, at an exercise price equal to $1.96, commencing January 15, 2012 and ending January 15, 2014.

Item 4. Purpose of Transaction

           This Amendment is being filed to report the acquisition of additional securities of the Issuer purchased in a private placement (the “Offering”) of securities of the Issuer pursuant to that certain Securities Purchase Agreement, dated July 13, 2011, by and among the Issuer and the investors named therein. The Reporting Person purchased in the Offering an aggregate of 11,990 units at a purchase price of $2.085 per unit, each unit consisting of one share of Common Stock and a 2.5 years warrant to purchase one share of Common Stock, at an exercise price equal to $1.96, commencing January 15, 2012 and ending January 15, 2014. The total consideration paid by the Reporting Person was an aggregate of $25,000.

The Reporting Person intends to continuously assess the Issuer’s business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities. Depending on such assessments, the Reporting Person may, from time to time, acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of his holdings of shares of Common Stock.

Item 5. Interest in Securities of the Issuer

(a)           Based on a total of 7,739,739 shares of Common Stock outstanding, which includes (i) 6,801,553 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 11, 2011 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 16, 2011; and (ii) an additional aggregate of 938,186 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2011, as of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 386,078 shares of Common Stock, constituting 4.8% of the Issuer’s Common Stock, which includes (i) 46,400 shares of Common Stock; (ii) immediately exercisable warrants to purchase 10 shares of Common Stock for a purchase price of $1,278 per share; (iii) immediately exercisable warrants to purchase 15 shares of Common Stock for a purchase price of $1,704 per share; (iv) fully vested and immediately exercisable non-qualified stock options to purchase up to 1,171 shares of Common Stock for a price of $912 per share; (v) fully vested and immediately exercisable non-qualified stock options to purchase up to 13 shares of Common Stock for a price of $1,548 per share; (vi) non-qualified stock options to purchase up to 833 shares of Common Stock for a purchase price of $180 per share that are vested and exercisable or will vest and become exercisable within the next 60 days; and (vii) non-qualified stock options to purchase up to 337,636 shares of Common Stock for a purchase price of $1.50 per share that are vested and exercisable or will vest and become exercisable within the next 60 days. This does not include (i) warrants to purchase up to 11,990 shares of Common Stock exercisable commencing January 15, 2012; and (ii) non-qualified stock options to purchase up to 417 shares of Common Stock for a purchase price of $180 per share that are not vested and not exercisable within the next 60 days.

(b)           The Reporting Person has sole voting and dispositive power with respect to all 386,087 shares of Common Stock.

(c)           Except as described above, the Reporting Person has not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof or since the most recent filing on Schedule 13D.

(d)           Not applicable.

 (e)          On July 15, 2011, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to that certain Securities Purchase Agreement, dated as of July 13, 2011, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference, by and among the Issuer and the investors named therein, including the Reporting Person, the Reporting Person purchased from the Issuer, in the Offering on July 15, 2011, 11,990 units at a purchase price of $2.085 per unit, each unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock, for an aggregate purchase price of $25,000. A copy of the warrant is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

99.1	Securities Purchase Agreement, dated as of July 13, 2011, by and among Zoo Entertainment, Inc. and the Investors (as identified therein).

99.2	Warrant to Purchase Common Stock of Zoo Entertainment, Inc., dated as of July 15, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2011	/s/ Mark Seremet
Mark Seremet